Exhibit 7

British American Tobacco p.l.c.

07 September 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Goldman Sachs International during the period from 2 September 2026 to 4 September 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	2 September 2026	3 September 2026	4 September 2026
Number of ordinary shares of 25 pence each purchased:	100,000	100,000	102,000
Highest price paid per share (pence):	4172.00p	4182.00p	4123.00p
Lowest price paid per share (pence):	4086.00p	4053.00p	4093.00p
Volume weighted average price paid per share (pence):	4113.72p	4135.42p	4109.6p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,159,483,907 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6878T_1-2026-9-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6878T_2-2026-9-7.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6878T_3-2026-9-7.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	02/09/2026	100,000	4113.72p	LSE
British American Tobacco p.l.c.	GB0002875804	02/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	02/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	03/09/2026	100,000	4135.42p	LSE
British American Tobacco p.l.c.	GB0002875804	03/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	03/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	04/09/2026	102,000	4109.6p	LSE
British American Tobacco p.l.c.	GB0002875804	04/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	04/09/2026	0	0.00p	BATE